SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
March 11, 2011

BP Announces Expansion of Biofuels Business in Brazil

BP announced today that it has agreed to acquire majority control of the Brazilian ethanol and sugar producer Companhia Nacional de Açúcar e Álcool (CNAA). When CNAA's assets are fully developed, this is expected to increase BP's overall Brazilian production capacity to around 1.4 billion litres of ethanol equivalent per year (nine million barrels).

BP has agreed to pay approximately US$680 million to acquire 83 per cent of the shares of CNAA and to refinance 100 per cent of CNAA's existing long term debt.

After the acquisition, which is subject to regulatory approval and agreed closing conditions, BP will become the operator of two producing ethanol mills, located in Goiás and Minas Gerais states. A third CNAA mill is currently under development in Minas Gerais state.

"Low carbon energy will play an increasingly significant role in meeting world energy demand. BP is committed to producing biofuels to help meet this demand. Today's transaction also fits BP's strategy of increasing our exposure to growing energy markets," said Carl-Henric Svanberg, Chairman of BP.

According to the recently published BP Energy Outlook 2030, alternative energy is expected to be the fastest growing energy sector over the next 20 years, with global biofuels production projected to more than triple.

"This strategic acquisition underlines BP's commitment to building material businesses in growing economies and continued expansion in Brazil through exploration and production, as well as biofuels investments", said Bob Dudley, BP Group Chief Executive. "This is the biggest acquisition to date for BP Alternative Energy as we continue to build a leading low carbon fuels business."

Commenting on the deal, Philip New, Vice President of BP Biofuels, added, "This acquisition is a key milestone in our strategy of building a leading position in sustainable and scalable biofuels. It will provide a solid growth platform for our business."

He said: "As operators, we are focused on safe, reliable, sustainable and profitable activities. We will bring investment, technologies and capabilities which complement the existing knowledge and expertise."

Key facts about the acquisition

• BP has agreed to pay approximately US$680 million to acquire 83 per cent of the shares of CNAA and to refinance 100 per cent of CNAA's existing long term debt.
• The sellers are: Açúcar e Álcool Fundo de Investimento em Participações and Açúcar e Álcool II Fundo de Investimento em Participações.
• BP will acquire two operational mills and a third that is under construction. All the mills are in the Centre-South regions of Brazil, in Goiás and Minas Gerais states.
• Around 2,500 people are employed across the three mills.
• The mills will be able to supply both Brazilian and international markets with ethanol.

•    The agricultural land used for sugar cane cultivation related to these projects is all within the areas permitted under Brazil's proposed Agro-Ecological Zoning of Sugarcane (Zoneamento Agroecológico da Cana-de-açúcar).

•    The total planned combined crushing capacity of all three mills, when fully developed, is expected to be 15 million tonnes of sugar cane per year. At full capacity, each mill will have a production capacity of about 480 million litres of ethanol equivalent per year.

• Each mill will also have the capacity to supply approximately 340GWh of electricity per year to the grid.

Since 2008, BP has held a 50% share in Tropical BioEnergia S.A., which operates an ethanol mill in Goiás state with a production capacity of 435 million litres of ethanol per year. The ownership and operation of this mill is not impacted by this acquisition.

Notes to editors:
BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items.
Since 2006, BP has announced investments of more than $1.5 billion in biofuels research, development and operations, and has announced investments in production facilities in Europe, Brazil and the US. The company has a global biofuels technology centre, located in San Diego in the US and is investing $500 million over 10 years in the Energy Biosciences Institute (EBI), at which biotechnologists are investigating applications of biotechnology to energy.
Launched in November 2005, BP Alternative Energy combines all of BP's interests in low-carbon energy. BP Alternative Energy is investing $8 billion in the growth markets of biofuels, wind and solar while building long term options in carbon capture and storage and clean technology. $5 billion of that has already been invested.

Further information:
UK and international media (except Brazil), BP Press Office + 44 2074964076 bppress@bp.com

BP Biofuels Brazil
Renata Dalla Dea - 11-3526-4514 renata@imagemcorporativa.com.br

Érico Nogueira - 11-3526-4518 erico@imagemcorporativa.com.br

Paulo Roberto Silva - 11-3526-4533 paulo@imagemcorporativa.com.br

ENDS

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  11 March, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary